UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
_________________________
Wavecom S.A.
(Name of Subject Company (Issuer))
Sierra Wireless France SAS
(Offeror)
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)
_________________________
Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)
With copies to:

Scott Sonnenblick Linklaters LLP 1345 Avenue of the Americas New York, NY 10105	Jocelyn Kelley Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314
+1 (212) 903-9000	Suite 2600, Three Bentall Centre Vancouver BC V7X 1L3 +1 (604) 631-3300
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

U.S.$59,745,021	U.S.$2,348

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €8.50 for each of the 579,559 ADSs outstanding as of January 5, 2009; (y) €8.50 for each of the 2,849,134 Shares estimated to be held by U.S. holders as of December 15, 2008 within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.93 plus unpaid accrued interest for each of the 462,939 OCEANEs estimated to be held by U.S. holders as of December 15, 2008; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2009) of $1.36 for one euro. The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 18% of the 15,828,524 outstanding Shares, as of December 15, 2008, and 18% of the 2,571,884 outstanding OCEANEs, as of December 15, 2008, are each held by U.S. holders and that, for purposes of calculating the amount of unpaid accrued interest only, settlement for the OCEANEs will occur on March 5, 2009.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2009, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,348	Filing Party: Sierra Wireless France SAS
Form or Registration No.: SC TO-T	Date Filed: January 8, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Item 12. Exhibits.
SIGNATURE
EX-99.D.VI: AMENDMENT TO UNDERTAKING AGREEMENT
EX-99.D.VII: UNDERTAKING TO TENDER

     This Amendment No. 5 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 8, 2009 by Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”), and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à options de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “French Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”) and the related ADS letter of transmittal and forms of acceptance for Shares and OCEANEs.
     Except as specifically set forth herein, this Amendment No. 5 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Item 5 of the Schedule TO, which incorporates by reference the information contained in the U.S. Offer to Purchase, is hereby amended and supplemented to include the following information:
On February 4, 2009, Mr. Michel Alard and certain members of his family, who had previously executed an undertaking to tender with Parent on December 1, 2008 (previously filed as Exhibit (d)(iii) to the Schedule TO) (the “Undertaking”), executed an amendment to the Undertaking (the “Undertaking Amendment”), whereby Mr. Alard and certain members of his family reserved the right to transfer 117,648 of their Shares that were subject to the Undertaking to 3D Web, a French société par actions simplifiée (“3D Web”). Thereafter, Mr. Alard and certain members of his family transferred 117,648 of their Shares that were subject to the Undertaking to 3D Web. Concurrently with the execution of the Undertaking Amendment, 3D Web provided an undertaking to Purchaser (the “3D Undertaking”), on terms substantially similar to the Undertaking, to tender the 117,648 Shares 3D Web received from Mr. Alard and certain members of his family into the French Offer. The foregoing summaries of the Undertaking Amendment and the 3D Undertaking are qualified in their entirety by reference to the Undertaking Amendment and the 3D Undertaking, copies of which are filed as Exhibit (d)(vi) and (d)(vii), respectively, to this Amendment No. 5 to Schedule TO.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit	Exhibit Name
(d)(vi)	Amendment to Undertaking to Tender between Michel Alard and Purchaser, dated February 4, 2009.
(d)(vii)	Undertaking to Tender between 3D Web and Purchaser, dated February 4, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra Wireless France SAS
By /s/ Luc Faucher
Name:	Luc Faucher
Title:	President
Date:	February 6, 2009

Sierra Wireless, Inc.
By /s/ David G. McLennan
Name:	David G. McLennan
Title:	Chief Financial Officer
Date:	February 6, 2009

Exhibit	Exhibit Name
(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.*

(a)(1)(ii)	Form of ADS letter of transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*

(a)(1)(v)	Form of form of acceptance for Shares.*

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).*

(a)(1)(viii)	Form of form of acceptance for OCEANEs.*

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).*

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated January 14, 2009.**

(a)(5)(ii)	Interview transcript, dated January 21, 2009.***

(b)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.*

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.*

(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.*

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.*

(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.*

(d)(v)	Undertaking to tender between Purchaser and Kap Holding SAS, dated January 28, 2009.****

(d)(vi)	Amendment to Undertaking to Tender between Michel Alard and Purchaser, dated February 4, 2009.

Exhibit	Exhibit Name
(d)(vii)	Undertaking to Tender between 3D Web and Purchaser, dated February 4, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on January 8, 2009

**	Previously filed on January 14, 2009

***	Previously filed on January 23, 2009

****	Previously filed on January 29, 2009